EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,
	2013	2012
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$367	$(1,295)
Income tax expense	164	357
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	28	24
Long-term debt	492	502
Others	40	27
One third of rents, net of income from subleases	26	22
Total fixed charges, excluding interest on deposits	586	575
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	1,117	(363)
Ratio of earnings to fixed charges	1.91	(.63)
Total preferred stock dividend factor(1)	$78	$78
Fixed charges, including the preferred stock dividend factor	$664	$653
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.68	(.56)
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$586	$575
Add: Interest on deposits	147	243
Total fixed charges, including interest on deposits	$733	$818
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,117	$(363)
Add: Interest on deposits	147	243
Total	$1,264	$(120)
Ratio of earnings to fixed charges	1.72	(.15)
Fixed charges, including the preferred stock dividend factor	$664	$653
Add: Interest on deposits	147	243
Fixed charges, including the preferred stock dividend factor and interest on deposits	$811	$896
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.56	(.13)

(1)	Preferred stock dividends grossed up to their pretax equivalents.